For Immediate Release                       Contact: Seneca Foods Corporation
                                                     Philip G. Paras
                                                     (716) 383-4643

                 SENECA FOODS CORPORATION ANNOUNCES AN AGREEMENT
            FOR A $44 TO $50 MILLION EQUITY INVESTMENT IN THE COMPANY
                          AND FISCAL YEAR 1998 RESULTS


ROCHESTER, New York, June 22, 1998 -- Seneca Foods Corporation announced today that it has entered into an agreement for a $44 million to $50 million equity investment in Seneca. Carl Marks Strategic Investments, L.P. and certain of its affiliates have agreed to make a $14 million equity investment in a new series of convertible participating preferred stock. In addition, the agreement provides for a $36 million Rights Offering for shares of the convertible participating preferred stock to the holders of Seneca's Class A and Class B Common Stock. The purchase price for the shares of convertible participating preferred stock to be purchased by the Carl Marks investors or holders of rights in the Rights Offering will be $12 per share. Seneca expects to use the net proceeds from the equity investment to reduce its outstanding indebtedness.

Seneca's President/CEO, Kraig H. Kayser stated that "The $44 to $50 million equity investment by our shareholders and the Carl Marks investors is a very welcome development for Seneca. The investment commitment by the Carl Marks investors, a respected and knowledgeable financial group whose principals have been long-term Seneca shareholders, will allow Seneca to proceed with its business plan and reduce indebtedness."

The convertible participating preferred stock will not pay regular dividends (except for dividends paid at the same rate and at the same time as dividends paid on Seneca's Common Stock) and will be convertible share-for-share into Seneca's Class A Common Stock at any time. In the Rights Offering, Seneca's common shareholders will receive one right for every two shares of outstanding Common Stock. Each right allows the holder to acquire, for $12 per share, a share of convertible participating preferred stock. The Carl Marks investors have agreed to act as standby purchasers of shares of convertible participating preferred stock not purchased by Seneca's shareholders in the Rights Offering (up to a maximum of 2.5 million shares, or $30 million). Certain significant shareholders of Seneca Common Stock, including Arthur Wolcott and Kraig Kayser, Seneca's chairman and president/CEO, respectively, and their families, have agreed not to exercise the rights issued to them in the Rights Offering. This will assure that the Carl Marks investors will acquire, as standby purchasers, at least 810,374 shares of convertible participating preferred stock in addition to the 1,166,667 shares of convertible participating preferred stock to be purchased directly from Seneca.

As part of the transaction, Seneca's Board of Directors will be increased by two persons who will be designated by the Carl Marks investors. The directors designated by the Carl Marks investors will also fill a comparable percentage of seats on the Board's committees. The agreements relating to the transaction contain other provisions respecting corporate governance (including a requirement that certain material transactions be unanimously approved by the Board of Directors of Seneca).

The purchase price of $12 per share of convertible participating preferred stock (and the conversion price for the Class A Common Stock) represents both a discount of $3.00 per share from Seneca's tangible book value per common share of approximately $15 and a $3.50 per share discount from the $15.50 closing price of an equivalent share of Class A Common Stock, as reported by the Nasdaq National Stock Market on June 19, 1998. Accordingly, existing Seneca shareholders will incur potential dilution to both the market value and tangible book value of their shares of common stock.

The transaction is subject to certain conditions, including approval by Seneca's shareholders and the effectiveness of a registration statement relating to the Rights Offering. Certain substantial Seneca shareholders, including the Wolcott and Kayser shareholders previously mentioned, have agreed to vote their shares (which represent approximately 39% of the total shareholder vote) in favor of the transaction. The closing of the transaction is expected to occur by the end of October 1998.

In a related development, Seneca announced that for the fiscal year ended March 31, 1998, net sales totaled $703,220,000 versus $730,135,000 for the comparable period last year. The current year's net loss was $5,144,000, or $.87 per share, compared with net earnings of $7,531,000, or $1.27 per share, last year.

Mr. Kayser stated that "The year's performance was obviously disappointing; however, this has been a transition year for Seneca and the industry. Vegetable selling prices were at or near historical lows for much of the year and there were several acquisitions by Seneca as well as our competitors which resulted in industry consolidation."

Seneca is primarily a fruit and vegetable processing company with manufacturing facilities located throughout the United States. Its products are sold under the Seneca, Libby's and TreeSweet labels as well as through the private label and industrial markets. In addition, under an alliance with The Pillsbury Company, Seneca produces canned and frozen vegetables which are sold by Pillsbury under the Green Giant label. Seneca's common stock is traded on the Nasdaq National Stock Market under the symbols "SENEA" and "SENEB".


Certain statements in this press release contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Investors are cautioned that these statements involve risks and uncertainties, which may cause actual results or achievements to be materially different from any future results or achievements expressed or implied by the forward-looking statements. These risks include, but are not limited to, product demand and industry conditions; weather and other conditions effecting growing cycles and crop production; the impact of competitive products and pricing; the effect of Seneca's accounting policies; and other risks detailed in Seneca's filings with the U.S. Securities and Exchange Commission.

This announcement shall not constitute an offer for any security described herein and the offering of any security in the Rights Offering shall only be made by means of a prospectus in a registration statement filed with the U.S. Securities and Exchange Commission.

316708

                                                               Seneca Foods Corporation
                                                       Consolidated Statements of Net Earnings

                                                    For the Periods Ended March 31, 1998 and 1997
                                                     (In thousands of dollars, except share data)

                                                                                                             Year-to-Date
                                                                                                     ------------------------------
                                                                                                         1998             1997
                                                                                                     --------------   -------------

Net sales                                                                                                $ 703,220       $ 730,135

Other income (see note)                                                                                          -           8,308
                                                                                                     --------------   -------------

Total revenue                                                                                            $ 703,220       $ 738,443
                                                                                                     ==============   =============


Earnings (loss) before income taxes                                                                       $ (8,457)       $ 11,746

Income taxes                                                                                                (3,313)          4,215
                                                                                                     --------------   -------------

Net earnings (loss)                                                                                       $ (5,144)        $ 7,531
                                                                                                     ==============   =============

Basic earnings (loss) per share                                                                             $ (0.87)         $ 1.27
                                                                                                     ==============   =============

Diluted earnings (loss) per share                                                                           $ (0.87)         $ 1.25
                                                                                                     ==============   =============

Weighted average shares outstanding                                                                      5,939,680       5,939,680

Note: Prior year-to-date other income includes the gain on the sale of the Company's investment in Moog Class A Common Stock of $7,501,000, a gain on the sale of the Company's facility in Clifton Park, New York of $1,640,000, and a loss on the sale of the Company's facility in Eau Claire, Michigan of $833,000.